EXHIBIT 99.1

For Immediate Release	Date: January 22, 2019
19-3-TR

Teck Named to 2019 Global 100 Most Sustainable Corporations List

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been recognized as one of the 2019 Global 100 Most Sustainable Corporations by media and investment research company Corporate Knights. Teck was the top-ranked company in the Metals and Mining category.

“Teck is committed to producing the materials essential to building a better quality of life for people around the world in a responsible and sustainable manner,” said Don Lindsay, President and CEO. “This recognition is made possible by the hard work of our employees, who are focused on strengthening communities, protecting the environment, and contributing to a better world.”

The Global 100 companies are selected from all publicly traded companies with annual revenues of
US$1 billion or more. Companies were evaluated based on a range of sector-specific sustainability metrics, such as clean revenue percentage, water, energy and carbon productivity, and safety performance, as well as financial strength and business sustainability. More information can be found here: www.corporateknights.com/reports/global-100.

Teck has also been named one of the Best 50 Corporate Citizens by Corporate Knights for the past
12 years and has been named to the Dow Jones Sustainability World Index (DJSI) for the last nine years.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
Tel. 604.699.4368
chris.stannell@teck.com